UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2015

Bridge Capital Holdings

(Exact name of registrant as specified in its charter)

California	001-34165	80-0123855
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Almaden Boulevard, Suite 200

San Jose, California 95113

(Address of principal executive offices) (Zip Code)

Tel. (408) 423-8500

Registrant’s telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On March 9, 2015, Bridge Capital Holdings (the “Company” or “Bridge”) and Western Alliance Bancorporation (“WAL”) entered into an Agreement and Plan of Merger (the “Agreement”), pursuant to which WAL will acquire the Company and its wholly owned subsidiary, Bridge Bank, National Association (“Bridge Bank”).

Subject to the terms and conditions of the Agreement, which has been approved by the boards of directors of each party thereto, the Company will be merged with and into WAL (the “Merger”), with WAL surviving. Thereafter, pursuant to the terms of the plan of bank merger to be entered into by Bridge Bank and Western Alliance Bank, an Arizona-chartered bank and wholly owned subsidiary of WAL (“WAB”), Bridge Bank will be merged with and into WAB, with WAB surviving.

Subject to the terms and conditions of the Agreement, upon the effectiveness of the Merger, each outstanding share of Bridge common stock, other than shares for which appraisal rights are properly exercised or shares owned by WAL or Bridge, will be converted into the right to receive, without interest, (x) 0.8145 shares of WAL common stock (the “Exchange Ratio”) and (y) $2.39 in cash, subject to possible adjustment, if necessary to preserve the desired characterization of the transaction as a tax-free reorganization. Each outstanding, vested and unexercised option for which an exercise election has not been made will be canceled and the optionee will receive an amount of cash, without interest, equal to the product of (1) the excess of (A) the sum of (i) the volume weighted average price of a share of Company common stock over the three trading days preceding the closing date multiplied by 0.8145 and (ii) $2.39 over (B) the exercise price per share of such option and (2) the number of shares of Bridge common stock subject to such option. In addition, certain unvested restricted stock awards and stock options previously issued by Bridge will be converted to WAL awards and options, under the terms of the Agreement.

The Agreement also provides, among other things, that, prior to the effective time of the Merger, all necessary action shall be taken by WAL in order that at the first regularly scheduled meeting of WAL’s Board of Directors occurring after the effective time, WAL shall expand the size of its Board of Directors by two seats and designate two members of Bridge’s Board of Directors, who shall be named after the date of the Agreement and prior to the effective time, to serve on the Board of Directors of WAL.

The Agreement contains customary representations, warranties and covenants of the parties. The Agreement contains certain termination rights for both the Company and WAL, and further provides that, upon termination of the Agreement upon specified circumstances, the Company may be required to pay WAL a termination fee of $15.9375 million plus up to $600,000 in expenses.

In connection with the Agreement, WAL entered into an Employment Agreement with each of Daniel P. Myers, Thomas A. Sa and Timothy W. Boothe, which will be effective upon the closing of the Merger. Pursuant to each Employment Agreement, Messrs. Myers, Sa and Boothe will serve as executives of WAB for a period of three years. Mr. Myers will also be appointed as an executive officer of WAL.

In addition, WAL also entered into a Protection Agreement with each of the above-named executives. Each Protection Agreement will be effective upon the closing of the Merger and includes certain non-competition and non-solicitation covenants for a period of up to five years following the completion of the Merger.

Concurrently with entering into the Agreement, WAL entered into a Support Agreement with each of the directors and certain executive officers of Bridge and with Carpenter Fund Manager GP, LLC, solely in his, her or its capacity as a shareholder of Bridge, pursuant to which each agreed to vote their shares of Bridge common stock in favor of the Merger and against alternative transactions.

The transaction is subject to customary closing conditions, including approval by the shareholders of the Company and receipt of regulatory approvals, and is expected to be completed in the fourth quarter of 2015.

The foregoing is not a complete description of the Agreement or the Support Agreements and is qualified in its entirety by reference to the full text of the Agreement and the Form of Support Agreement, which are filed as Exhibit 2.1 and Exhibit 99.1, respectively, hereto and are incorporated herein by reference.

The Agreement and the above description of the Agreement have been included to provide investors and security holders with information regarding the terms of the Agreement and the transactions contemplated thereby. The Agreement and the above description are not intended to provide any other factual information about the Company, WAL, or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Agreement were made only for purposes of the Agreement and as of specific dates; were solely for the benefit of the parties to the Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them rather than establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, WAL, or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or WAL. Accordingly, investors should read the representations and warranties in the Agreement not in isolation but only in conjunction with the other information about the Company or WAL and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Additional Information

This communication is being made in respect of the proposed merger involving the Company and WAL and does not constitute any offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger with the Company, WAL will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of Bridge that also constitutes a prospectus of WAL. Bridge will mail the proxy statement/prospectus to its shareholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by the Company and WAL with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing the Company’s website at www.bridgebank.com under the tab “About Us—Investor Relations” and then under the heading “Documents & SEC Filings” or by accessing WAL’s website at www.westernalliancebancorp.com under the tab “Investor Relations” and then under the heading “Financial Documents”.

Participants in the Transactions

The Company, WAL and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Bridge shareholders in favor of the merger with WAL. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Bridge shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about the Company’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2014 and in its definitive proxy statement filed with the SEC on April 15, 2014. You can find information about the executive officers and directors of WAL in its Annual Report on Form 10-K for the year ended December 31, 2014 and in its definitive proxy statement filed with the SEC on April 2, 2014, as amended. You can obtain free copies of these documents from the Company or WAL using the information above.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements contained herein reflect the companies’ current views about future events and financial performance and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results to differ significantly from historical results and those expressed in any forward-looking statement. In addition to factors previously disclosed in Western Alliance Bancorporation’s and Bridge Capital Holdings’ reports filed with the SEC, some factors that could cause actual results to differ materially from historical or expected results include: failure of the parties to satisfy the closing conditions in the merger agreement in a timely manner or at all; failure of the shareholders of Bridge to approve the merger agreement; failure to obtain governmental approvals for the merger; disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; costs or difficulties related to the integration of the business following the merger; failure to realize cost savings and other benefits of the merger; Bridge customer acceptance of the WAL’s products and services; changes in general economic conditions, either nationally or locally in the areas in which each company conducts or will conduct its business; inflation, interest rate, market and monetary fluctuations; increases in competitive pressures among financial institutions and businesses offering similar products and services; and other factors affecting the financial services industry generally or the banking industry in particular.

We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this press release to reflect new information, future events or otherwise.

Item 9.01	Financial Statements and Exhibits.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 9, 2015, by and between Western Alliance Bancorporation and Bridge Capital Holdings.

99.1	Form of Support Agreement, dated as of March 9, 2015, by and between Western Alliance Bancorporation and certain shareholders of Bridge Capital Holdings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRIDGE CAPITAL HOLDINGS (Registrant)

/s/ Thomas A. Sa
Thomas A. Sa Executive Vice President Chief Financial Officer

Date: March 13, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 9, 2015, by and between Western Alliance Bancorporation and Bridge Capital Holdings.

99.1	Form of Support Agreement, dated as of March 9, 2015, by and between Western Alliance Bancorporation and certain shareholders of Bridge Capital Holdings.